Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics sets forth the standards of conduct that Swedish Match AB (the “Company”) requires of all of its officers, directors and employees in the Group. In adopting this Code, the Company seeks to deter wrongdoing and to promote:

(a)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified below of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(bc)	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

(cd)	compliance with applicable governmental laws, rules and regulations;

(de)	the prompt internal reporting to an appropriate person or persons identified below of violations of this Code; and

(ef)	accountability for adherence to this Code.

The Audit Committee shall be responsible for assisting the Board of Directors’ oversight of the operation of this Code. The Committee shall assess the adequacy of this Code periodically and recommend any changes to the Board.

Those who violate the standards in this Code will be subject to disciplinary action as described in Section V below. No waivers of this Code will be granted except in accordance with the procedures set out in Section VI below. If you are in a situation that you believe may violate or lead to a violation of this Code, or if you know of a violation of this Code by another officer, director or employee, follow the guidelines described in Section IV below.

I.	Honest and Ethical Conduct; No Conflicts of Interest

The Company requires all officers, directors and employees to act honestly and ethically in the conduct of all business activities for the Company. In that regard, conflicts of interest are prohibited as a matter of Company policy.

A “conflict of interest” exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Each employee, officer and director is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict. Each person is required to promptly disclose any such conflict of interest to his or her manager or the Division or Group Legal Department as the case may be, and no person may engage in an activity that involves any such conflict except with the specific prior approval in writing of the relevant manager or Legal Department. If the manager or Legal Department officer to whom disclosure is made of such conflict of interest is himself or herself involved in the matter giving rise to such conflict, disclosure must be made to (and approval obtained from) an appropriate officer of the Company who is not involved in the matter giving rise to such conflict.

II.	Fair and Timely Disclosure in Public Reporting and Communications

The Company’s principal executive officer, principal financial officer members of the Group Management Team, members of the Disclosure Committee and any other senior officer in the corporate control department involved in the preparation of the Company’s financial statements, public reports or communications (collectively, the “Senior Financial Officers”), are responsible for ensuring that such financial statements, public reports or communications contain disclosure that is full, fair, accurate, timely and understandable. In that regard, the Senior Financial Officers are responsible for establishing and maintaining effective disclosure controls and procedures and internal controls and procedures for financial reporting.

III.	Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

The Company actively promotes compliance with all laws, rules and regulations, including insider trading laws, in each jurisdiction in which it does business. Insider trading is both unethical and illegal, and will be dealt with severely.

All employees are expected to comply with the laws of the country in which they operate as well as United States statutes and the Company’s policies governing business activities abroad. These laws and policies include compliance with the Foreign Corrupt Practices Act, U.S. anti-boycott laws, U.S. sanctions and embargoes against certain countries, competition laws and money laundering laws.

IV.	Reporting of Any Illegal or Unethical Behavior

The Company actively promotes ethical behavior in all its business activities. Employees are encouraged to speak to their managers, the Legal Department or other appropriate personnel at any time if there is any doubt about the best course of action in a particular situation.

Employees are required to report violations of law, rules, regulations and this Code to their managers, the Division or Group Legal Department or senior management, as appropriate. If the manager or Legal Department officer to whom report should be given is himself or herself involved in the matter giving rise to such violation, report should be made to an appropriate officer of the Company who is not involved in the matter giving rise to such violation. Violations may also be reported in confidence to the chairman of the Audit Committee. Every effort will be made to protect the confidentiality of those furnishing information. The Company will not tolerate retaliation in any form against any person for complaints or reports made in good faith.

With regard to violations or potential violations of this Code by the Company’s Senior Financial Officers or members of the Group Management Team, employees are encouraged to report such violations to the Chairman of the Audit Committee.

V.	Accountability for Adherence to this Code; Violations of this Code

Each officer, director and employee has a personal responsibility to ensure that his or her actions abide by this Code and comply not only with the letter but the spirit of this Code. Management has the additional responsibility of fostering a culture in which compliance with the Company’s policies and all applicable laws is at the core of all the Company’s business activities. Concerns about appropriate conduct must be promptly addressed with care and respect.

The values and responsibilities set forth in this Code are important to the Company and must be taken seriously by all of us. Accordingly, violations of these values and responsibilities will lead to disciplinary action in accordance with the Company’s policies. Such disciplinary action may include reprimand, reimbursement of any loss or damage suffered by the Company, termination of employment, referral for civil action or criminal prosecution, or any other disciplinary action deemed appropriate by the Company.

VI.	Waivers of this Code

Any waiver of this Code for executive officers (including Senior Financial Officers) or directors may be made only by the Board of Directors, only if truly necessary and warranted, and must be promptly disclosed as required by applicable law or stock exchange regulations.